Exhibit 3.1

UNIFIRST CORPORATION

AMENDMENT TO BY-LAWS

Effective Date: March 10, 2026

This Amendment (the “Amendment”) to the By-laws (the “By-laws”) of UniFirst Corporation, a Massachusetts corporation, is made effective as of the date first above written in accordance with Article V, Section 8 of the By-laws, and hereby amends the By-laws by inserting the following new Article V, Section 9:

ARTICLE V, SECTION 9

9. Forum for Adjudication of Disputes.

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee, or stockholder (including a beneficial owner of stock) of the corporation to the corporation or the corporation’s stockholders (including beneficial owners of stock), (iii) any action asserting a claim against the corporation or any current or former director, officer, employee, or stockholder (including a beneficial owner of stock) of the corporation arising pursuant to any provision of the Massachusetts Business Corporation Act or the corporation’s Articles of Organization or By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim against the corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the corporation governed by the internal affairs doctrine shall, in all cases subject to such court’s having personal jurisdiction over the indispensable parties named as defendants, be the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts (or, if and only if the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts lacks jurisdiction, another Massachusetts state court located in Suffolk County, or, if and only if all such state courts lack jurisdiction, the federal district court for the District of Massachusetts, Eastern Division, or, if and only if the federal district court for the District of Massachusetts, Eastern Division is an inappropriate division, then another division of the federal district court for the District of Massachusetts).

Except as amended or modified by this Amendment, the provisions of the By-laws shall remain in full force and effect.